CANADIAN NATURAL RESOURCES LIMITED
REPORTS VOTING RESULTS AT ANNUAL AND SPECIAL MEETING
CALGARY, ALBERTA – MAY 14, 2019 – FOR IMMEDIATE RELEASE
Canadian Natural held its Annual and Special Meeting of the Shareholders on May 9, 2019. The result of the vote by shareholders for each resolution is reported below.

1. The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.
	Votes For	Votes Withheld
Catherine M. Best	862,572,218 92.72%	67,677,463 7.28%
N. Murray Edwards	856,303,159 92.05%	73,946,521 7.95%
Timothy W. Faithfull	928,848,620 99.85%	1,401,060 0.15%
Christopher L. Fong	929,255,914 99.89%	993,766 0.11%
Ambassador Gordon D. Giffin	882,696,751 94.89%	47,552,929 5.11%
Wilfred A. Gobert	904,708,301 97.25%	25,541,380 2.75%
Steve W. Laut	915,678,130 98.43%	14,571,550 1.57%
Tim S. McKay	921,680,589 99.08%	8,569,091 0.92%
Honourable Frank J. McKenna	878,066,005 94.39%	52,183,675 5.61%
David A. Tuer	891,237,320 95.81%	39,012,360 4.19%
Annette M. Verschuren	908,642,886 97.68%	21,606,794 2.32%

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

	Votes For	Votes Withheld
2. The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration.	916,510,133 96.73%	30,936,366 3.27%
	Votes For	Votes Against
3. The approval of the Corporation's Amended, Compiled and Restated Employee Stock Option Plan and all unallocated stock options pursuant thereto.	777,896,655 83.62%	152,410,350 16.38%
	Votes For	Votes Against
4. On an advisory basis, approval of the Corporation’s approach to executive compensation.	815,669,750 87.68%	114,637,276 12.32%
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-517-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT Executive Vice-Chairman TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer and Senior Vice-President, Finance Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com